Room 4561

August 8, 2007

Ms. Judy Bruner
Executive Vice President, Administration and
 Chief Financial Officer
Sandisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

> **Re: Sandisk Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 000-26734**

Dear Ms. Bruner:

Dear Mr. Critelli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief